Exhibit 99.1
Nomad Foods Reports First Quarter 2020 Financial Results

Company Raises 2020 Guidance
FELTHAM, England - May 7, 2020 - Nomad Foods Limited (NYSE: NOMD), today reported financial results for the three month period ended March 31, 2020. Key operating highlights and financial performance for the first quarter 2020, when compared to the first quarter 2019, include:

•Reported revenue increased 10.5% to €683 million
•Organic revenue growth of 7.7%
•Reported Profit for the period of €47 million
•Adjusted EBITDA of €120 million
•Adjusted EPS of €0.33
Management Comments
Stéfan Descheemaeker, Nomad Foods’ Chief Executive Officer, stated, “First quarter revenues and earnings were significantly ahead of our expectations due to the unprecedented level of consumer demand for frozen food driven by the COVID-19 pandemic. This change in consumer behavior, which began in early March, has continued into the second quarter with in-home consumption the most meaningful driver. Our organization has collectively risen to the challenge by ensuring the continuous supply of our products and brands throughout this crisis while prioritizing the health and safety of our employees."

Noam Gottesman, Nomad Foods’ Co-Chairman and Founder, commented, “As Europe’s leading frozen food company, we are honored and humbled to serve our communities during this time of need. Our business model and supply chain are demonstrating extreme resilience as we all adapt to the current situation. As consumers eat more meals at home and gravitate towards brands they trust, we are addressing a growing need for quality, convenient, and reliable products. In addition, our financial and liquidity profiles have never been stronger, providing the flexibility to opportunistically repurchase shares during the first quarter of 2020."

Sir Martin E. Franklin, Nomad Foods’ Co-Chairman and Founder, added, “Nomad Foods has distinguished itself as a leader in the packaged foods sector with 13 consecutive quarters of organic revenue growth. Further, as a frozen food pure play, our company is uniquely positioned to service the extraordinary demand for food at home throughout this crisis. Noam and I are proud of the team’s effort and execution, especially these past few months, and are confident that we will emerge from this pandemic with an even stronger commercial foundation.”

First Quarter of 2020 results compared to the First Quarter of 2019
•Revenue increased 10.5% to €683 million. Organic revenue growth of 7.7% was comprised of 1.4% growth in price and a 6.3% increase in volume/mix.
•Gross profit increased 4% to €199 million. Gross margin declined 180 basis points to 29.1% as pricing, promotional efficiencies and mix were more than offset by cost of goods inflation.
•Adjusted operating expenses increased 14% to €97 million reflecting double-digit growth in both Advertising & Promotion and Indirect expenses as a result of phasing.
•Adjusted EBITDA decreased 2% to €120 million due to the aforementioned factors.
•Adjusted Profit after tax decreased 5% to €68 million, reflecting Adjusted EBITDA decline and higher finance costs.
•Adjusted EPS decreased 18% to €0.33, which includes the impact of the increased share count resulting from the public offering of ordinary shares in the first quarter of 2019. Reported EPS increased 77% to €0.23.
2020 Guidance
The Company is raising 2020 guidance and now expects Adjusted EBITDA of approximately €450 to €460 million versus the prior expectation of approximately €440 to €445 million. Adjusted EPS is now expected to be approximately €1.24 to €1.27 per share versus the prior expectation of approximately €1.19 to €1.21, reflecting a higher Adjusted EBITDA outlook and a lower share count as a result of recent share repurchase activity. Full year guidance now assumes organic revenue growth at a mid-single digit percentage range versus the prior expectation of low-single digit organic revenue growth.

Conference Call and Webcast
The Company will host a conference call with members of the executive management team to discuss these results today, Thursday, May 7, 2020 at 1:30 p.m. BST (8:30 a.m. Eastern Daylight Time). Investors interested in participating in the live call can dial +1-855-327-6837 from North America. International callers can dial +1-631-891-4304.

In addition, the call will be broadcast live over the Internet hosted at the “Investor Relations” section of the Company’s website at http://www.nomadfoods.com. The webcast will be archived for 30 days.  A replay of the conference call will be available on the Company website for two weeks following the event and can be accessed by listeners in North America by dialing +1-844-512-2921 and by international listeners by dialing +1-412-317-6671; the replay pin number is 10009311.

Nomad Foods Contacts
Investor Relations Contacts
Taposh Bari, CFA
Nomad Foods Limited
+1-718-290-7950

John Mills
ICR, Partner
+1-646-277-1254

Media Contact
Felipe Ucros
Gladstone Place Partners
+1-212-230-5930

About Nomad Foods
Nomad Foods (NYSE: NOMD) is a leading frozen foods company building a global portfolio of best-in-class food companies and brands within the frozen category and across the broader food sector. The company's portfolio of iconic brands, which includes Birds Eye, Findus, Iglo, Aunt Bessie's and Goodfella's, have been a part of consumers' meals for generations, standing for great tasting food that is convenient, high quality and nutritious. Nomad Foods is headquartered in the United Kingdom. Additional information may be found at www.nomadfoods.com

Non-IFRS Financial Information
Nomad Foods is presenting Adjusted and Organic financial information, which is considered non-IFRS financial information, for the three months ended March 31, 2020 and for comparative purposes, the three months ended March 31, 2019.

Adjusted financial information for the three months ended March 31, 2020 and 2019 presented in this press release reflects the historical reported financial statements of Nomad Foods, adjusted primarily for share based payment expenses and related employer payroll taxes, non-operating M&A related costs, exceptional items and foreign currency translation charges/gains.

EBITDA is profit or loss for the period before taxation, net financing costs, depreciation and amortization. Adjusted EBITDA is EBITDA adjusted to exclude, when they occur, the impacts of exited markets, acquisition purchase price adjustments, chart of account (“CoA”) alignments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges and other unusual or non-recurring items. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted EBITDA provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Adjusted EBITDA should not be considered as an alternative to profit/(loss) for the period, determined in accordance with IFRS, as an indicator of the Company’s operating performance.

Adjusted EPS is defined as basic earnings per share excluding, when they occur, the impacts of exited markets, acquisition purchase price adjustments, chart of account (“CoA”) alignments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges, unissued preferred share dividends, as well as certain other items considered unusual or non-recurring in nature. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted

EPS provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Organic revenue growth is an adjusted measurement of our operating results. The comparison for the three months ended March 31, 2020 and 2019 presented in this press release takes into consideration only those activities that were in effect during both time periods. Organic revenue growth reflects reported revenue adjusted for currency translation and non-comparable trading items such as expansion, acquisitions, disposals, closures, chart of account (“CoA”) alignments, trading day impacts or any other event that artificially impacts the comparability of our results.

Adjusted Gross Profit and adjusted gross margin exclude acquisition purchase price adjustments and other unusual or non-recurring items within cost of goods sold.

Adjustments for currency translation are calculated by translating data of the current and comparative periods using a budget foreign exchange rate that is set once a year as part of the Company's internal annual forecast process.

Adjusted and Organic non-IFRS financial information should be read in conjunction with the unaudited financial statements of Nomad Foods included in this press release as well as the historical financial statements of the Company previously filed with the SEC.

Nomad Foods believe its non-IFRS financial measures provide an important additional measure with which to monitor and evaluate the Company’s ongoing financial results, as well as to reflect its acquisitions. Nomad Foods’ calculation of these financial measures may be different from the calculations used by other companies and comparability may therefore be limited. The Adjusted and Organic financial information presented herein is based upon certain assumptions that Nomad Foods believes to be reasonable and is presented for informational purposes only and is not necessarily indicative of any anticipated financial position or future results of operations that the Company will experience. You should not consider the Company’s non-IFRS financial measures an alternative or substitute for the Company’s reported results and are cautioned not to place undue reliance on these results and information as they may not be representative of our actual or future results as a Company.

Please see on pages 7 to 10, the non-IFRS reconciliation tables attached hereto and the schedules accompanying this release for an explanation and reconciliation of the Adjusted and Organic financial information to the most directly comparable IFRS measure.

Nomad Foods Limited As Reported
Statements of Profit or Loss (unaudited)
Three months ended March 31, 2020 and March 31, 2019

	Three months ended March 31, 2020	Three months ended March 31, 2019
	€m	€m
Revenue	682.9	617.8
Cost of sales	(484.0)	(427.1)
Gross profit	198.9	190.7
Other operating expenses	(101.5)	(89.4)
Exceptional items	(20.6)	(46.6)
Operating profit	76.8	54.7
Finance income	5.7	1.6
Finance costs	(17.7)	(16.4)
Net financing costs	(12.0)	(14.8)
Profit before tax	64.8	39.9
Taxation	(17.4)	(17.6)
Profit for the period	47.4	22.3

Attributable to:
Equity owners of the parent	47.5	22.4
Non-controlling interests	(0.1)	(0.1)
	47.4	22.3

Basic & diluted earnings per share in €	0.23	0.13

Nomad Foods Limited As Reported
Statements of Financial Position
As at March 31, 2020 (unaudited) and December 31, 2019 (audited)

	As at March 31, 2020	As at December 31, 2019
	€m	€m
Non-current assets
Goodwill	1,862.4	1,862.9
Intangibles	2,087.4	2,083.1
Property, plant and equipment	414.3	422.4
Other non-current assets	1.5	1.9
Derivative financial instruments	35.6	17.5
Deferred tax assets	88.5	96.4
Total non-current assets	4,489.7	4,484.2
Current assets
Cash and cash equivalents	802.6	826.1
Inventories	263.1	323.2
Trade and other receivables	277.8	206.7
Indemnification assets	17.6	35.4
Short-term investments	25.0	25.0
Derivative financial instruments	19.3	3.9
Total current assets	1,405.4	1,420.3
Total assets	5,895.1	5,904.5
Current liabilities
Trade and other payables	543.7	525.2
Current tax payable	233.9	217.2
Provisions	36.5	40.9
Loans and borrowings	23.6	27.7
Derivative financial instruments	1.5	12.1
Total current liabilities	839.2	823.1
Non-current liabilities
Loans and borrowings	1,863.3	1,847.6
Employee benefits	209.4	237.5
Other non-current liabilities	2.4	2.7
Provisions	6.1	5.9
Derivative financial instruments	20.0	32.8
Deferred tax liabilities	399.9	398.2
Total non-current liabilities	2,501.1	2,524.7
Total liabilities	3,340.3	3,347.8
Net assets	2,554.8	2,556.7
Equity attributable to equity holders
Share capital and capital reserve	2,156.5	2,095.4
Share-based compensation reserve	5.5	22.6
Founder Preferred Share Dividend reserve	245.5	370.1
Translation reserve	89.7	94.8
Cash flow hedging reserve	5.5	(13.2)
Retained earnings/(accumulated deficit reserve)	52.1	(11.8)
Equity attributable to owners of the parent	2,554.8	2,557.9
Non-controlling interests	—	(1.2)
Total equity	2,554.8	2,556.7

Nomad Foods Limited As Reported
Statements of Cash Flows (unaudited)
For the three months ended March 31, 2020 and the three months ended March 31, 2019

	For the three months ended March 31, 2020	For the three months ended March 31, 2019
	€m	€m
Cash flows from operating activities
Profit for the period	47.4	22.3
Adjustments for:
Exceptional items	20.6	46.6
Share based payment expense	3.0	3.4
Depreciation and amortization	17.8	16.6
Net finance costs	12.0	14.8
Taxation	17.4	17.6
Operating cash flow before changes in working capital, provisions and exceptional items	118.2	121.3
Decrease in inventories	51.8	6.6
Increase in trade and other receivables	(64.3)	(24.2)
Increase in trade and other payables	12.4	4.9
Increase in employee benefits and other provisions	1.1	1.2
Cash generated from operations before tax and exceptional items	119.2	109.8
Cash flows relating to exceptional items	(4.7)	(5.4)
Tax paid	(18.8)	(3.6)
Net cash generated from operating activities	95.7	100.8
Cash flows from investing activities
Purchase of subsidiaries, net of cash acquired	(1.0)	(1.5)
Purchase of property, plant and equipment and intangibles	(9.6)	(6.2)
Cash used in investing activities	(10.6)	(7.7)
Cash flows from financing activities
Proceeds from issuance of ordinary shares	—	353.6
Share issuance costs	—	(11.2)
Repurchase of ordinary shares	(71.1)	—
Repayment of loan principal	(3.0)	(1.2)
Payment of lease liabilities	(6.2)	(5.1)
Interest paid	(9.5)	(8.6)
Interest received	0.2	0.8
Other financing cash flows	(5.7)	2.4
Net cash (used in)/provided by financing activities	(95.3)	330.7
Net (decrease)/increase in cash and cash equivalents	(10.2)	423.8
Cash and cash equivalents at beginning of period	824.8	327.6
Effect of exchange rate fluctuations	(12.0)	1.8
Cash and cash equivalents at end of period	802.6	753.2

Nomad Foods Limited
Adjusted Financial Information
(In € millions, except per share data)
Reconciliation of Non-IFRS Financial Measures
The following table reconciles adjusted financial information for the three months ended March 31, 2020 to the reported results of Nomad Foods for such period.
Adjusted Statement of Profit or Loss (unaudited)
Three Months Ended March 31, 2020

€ in millions, except per share data	As reported for the three months ended March 31, 2020	Adjustments		As adjusted for the three months ended March 31, 2020
Revenue	682.9	—		682.9
Cost of sales	(484.0)	—		(484.0)
Gross profit	198.9	—		198.9
Other operating expenses	(101.5)	4.7	(a)	(96.8)
Exceptional items	(20.6)	20.6	(b)	—
Operating profit	76.8	25.3		102.1
Finance income	5.7	(5.4)		0.3
Finance costs	(17.7)	0.9		(16.8)
Net financing costs	(12.0)	(4.5)	(c)	(16.5)
Profit before tax	64.8	20.8		85.6
Taxation	(17.4)	(0.6)	(d)	(18.0)
Profit for the period	47.4	20.2		67.6

Profit attributable to:
Equity owners of the parent	47.5	20.2		67.7
Non-controlling interests	(0.1)	—		(0.1)
	47.4	20.2		67.6

Weighted average shares outstanding in millions - basic	203.0			203.0
Basic earnings per share	0.23			0.33
Weighted average shares outstanding in millions - diluted	203.0			203.0
Diluted earnings per share	0.23			0.33
(a)Share based payment charge including employer payroll taxes of €3.9 million and non-operating M&A transaction costs of €0.8 million.
(b)Exceptional items which management believes are non-recurring and do not have a continuing impact. See Note 6, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.
(c)Elimination of €5.4 million of foreign exchange translation gains and €0.9 million of foreign exchange losses on derivatives.
(d)Tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

Reconciliation of Non-IFRS Financial Measures (continued)
The following table reconciles adjusted financial information for the three months ended March 31, 2019 to the reported results of Nomad Foods for such period.
Adjusted Statement of Profit or Loss (unaudited)
Three Months Ended March 31, 2019

€ in millions, except per share data	As reported for the three months ended March 31, 2019	Adjustments		As adjusted for the three months ended March 31, 2019
Revenue	617.8	—		617.8
Cost of sales	(427.1)	—		(427.1)
Gross profit	190.7	—		190.7
Other operating expenses	(89.4)	4.2	(a)	(85.2)
Exceptional items	(46.6)	46.6	(b)	—
Operating profit	54.7	50.8		105.5
Finance income	1.6	(0.8)		0.8
Finance costs	(16.4)	(0.2)		(16.6)
Net financing costs	(14.8)	(1.0)	(c)	(15.8)
Profit before tax	39.9	49.8		89.7
Taxation	(17.6)	(1.2)	(d)	(18.8)
Profit for the period	22.3	48.6		70.9

Profit attributable to:
Equity owners of the parent	22.4	48.6		71.0
Non-controlling interests	(0.1)	—		(0.1)
	22.3	48.6		70.9

Weighted average shares outstanding in millions - basic	178.4			178.4
Basic earnings per share	0.13			0.40
Weighted average shares outstanding in millions - diluted	178.4			178.4
Diluted earnings per share	0.13			0.40
(a)Share based payment charge including employer payroll taxes.
(b)Exceptional items which management believes are non-recurring and do not have a continuing impact. See Note 6, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.
(c)Elimination of €0.8 million of foreign exchange translation gains and €0.2 million of foreign exchange gains on derivatives.
(d)Tax impact of the above at the applicable tax rate for each exceptional item, determined by the nature of the item and the jurisdiction in which it arises.

Reconciliation of Non-IFRS Financial Measures (continued)
Reconciliation of Profit for the period to EBITDA and Adjusted EBITDA (unaudited)

	Three months ended
€ in millions	March 31, 2020	March 31, 2019
Profit for the period	47.4	22.3
Taxation	17.4	17.6
Net financing costs	12.0	14.8
Depreciation & amortization	17.8	16.6
EBITDA	94.6	71.3
Exceptional items (a)	20.6	46.6
Other add-backs (b)	4.7	4.2
Adjusted EBITDA	119.9	122.1

Revenue	682.9	617.8
Adjusted EBITDA margin (c)	17.6%	19.8%

(a)Adjustment to add back exceptional items. See Note 6, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.
(b)Represents the elimination of share-based payment charges including employer payroll taxes for the three month period to March 31, 2020 of €3.9 million (2019: €4.2 million) as well as the elimination of non-operating M&A related costs, professional fees, transaction costs and purchase accounting related valuations for the three month period to March 31, 2020 of €0.8 million (2019: nil). We exclude these costs because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance.
(c)Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by Revenue.

Nomad Foods Limited
Adjusted Financial Information (continued)

Appendix 1: Reconciliation from reported to organic revenue growth
Year on Year Growth - March 31, 2020 compared with March 31, 2019:

Three Months Ended March 31, 2020
YoY Growth
Reported Revenue Growth	10.5%

Of which:
Organic Revenue Growth	7.7%
Trading Days (a)	3.2%
Translational FX (b)	(0.4)%
Total	10.5%

(a)Driven by an increased number of trading days versus the prior year period, including an extra day in February due to a leap year.
(b)Translational FX is calculated by translating data of the current and comparative periods using a budget foreign exchange rate that is set once a year as part of the Company's internal annual forecast process.

Forward-Looking Statements
Forward-Looking Statements and Disclaimers

Certain statements in this announcement are forward-looking statements which are based on the Company’s expectations, intentions and projections regarding its future performance, anticipated events or trends and other matters that are not historical facts, including the Company’s: (i) expectations that the Company will emerge from the COVID-19 pandemic even stronger given the structural benefits that frozen food has to offer and (ii) expectations regarding the Company’s future operating and financial performance, including its updated guidance with respect to organic revenue growth, Adjusted EBITDA and Adjusted EPS. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including: (i) the impact of the COVID-19 pandemic on the Company’s business, suppliers, co-manufacturers, distributors, transportation or logistics providers, customers, consumers and employees; (ii) disruptions or inefficiencies in the Company’s operations or supply chain, including as a result of the COVID-19 pandemic, and the Company’s ability to maintain the health and safety of its workforce; (iii) the duration, spread and intensity of the pandemic and related government restrictions and other government responses; (iv) the Company’s ability to successfully identify suitable acquisition targets and adequately evaluate the potential performance of such acquisition targets; (v) the Company’s ability to successfully implement its strategies (including its M&A strategy) and strategic initiatives and to recognize the anticipated benefits of such strategic initiatives; (vi) the Company’s ability to accurately predict the performance of its Green Cuisine brand and its impact on the Company’s growth; (vii) the Company’s ability to effectively compete in its markets, including the ability of Green Cuisine to effectively compete in Continental Europe; (viii) changes in consumer preferences, such as meat substitutes, and the Company’s failure to anticipate and respond to such changes or to successfully develop and renovate products; (ix) the effects of reputational damage from unsafe or poor quality food products; (x) the risk that securities markets will react negatively to actions by the Company; (xi) the adequacy of the Company’s cash resources to achieve its anticipated growth agenda; (xii) increases in operating costs, including labor costs, and the Company’s ability to manage its cost structure; (xiii) fluctuations in the availability of food ingredients and packaging materials that the Company uses in its products; (xiv) the Company’s ability to effectively mitigate factors that negatively impact its supply of raw materials; (xv) the Company’s ability to protect its brand names and trademarks; (xvi) uncertainty about the terms of any trade agreement between the UK and the EU associated with Brexit, as well as the potential adverse impact of Brexit on currency exchange rates, global economic conditions and cross-border agreements that affect the Company’s business; (xvii) loss of the Company’s financial arrangements with respect to receivables factoring; (xviii) the loss of any of the Company’s major customers or a decrease in demand for its products; (xix) economic conditions that may affect the Company’s future performance including exchange rate fluctuations; (xx) the Company’s ability to successfully interpret and respond to key industry trends and to realize the expected benefits of its responsive actions; (xxi) the Company’s failure to comply with, and liabilities related to, environmental, health and safety laws and regulations; (xxii) changes in applicable laws or regulations; and (xxiii) the other risks and uncertainties disclosed in the Company’s public filings and any other public disclosures by the Company. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date of such statements and, except as required by applicable law, the Company does not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This release and referenced conference call is provided for informational purposes only and does not constitute an offer to sell, or an invitation to subscribe for, purchase or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this press release in any jurisdiction in contravention of applicable law.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.